June 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Globavend Holdings Limited

Registration Statement on Form F-1

Response to the Staff’s Comments Dated June 6, 2025

File No. 333-287533

Dear Ms. Barberena-Meissner and Mr. Morris:

We, Globavend Holdings Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands, submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated as of June 6, 2025 in response to the Company’s registration statement on Form F-1 filed on May 22, 2025. Concurrently with the submission of this letter, the Company is filing its amendment no. 1 to the registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 6, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No. 1 to the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed May 23, 2025

Cover Page

1.	Please revise your cover page caption to clearly disclose all the securities being registered. In this regard, we note that your fee table indicates that the Series A Warrants, Series B Warrants, and Pre-Funded Warrants are being registered in addition to the Ordinary Units, Pre-Funded Units, and Ordinary Shares underlying the Ordinary Units, Pre-Funded Warrants, Series A Warrants, and Series B Warrants.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page caption of the Amendment No. 1 to the Registration Statement.

Risk Factors

This offering may result in an immediate trading halt or delisting of our Ordinary Shares, page 14

2.	We note your response to prior comment 1. To contextualize your disclosure regarding the risk of an immediate trading halt or delisting, please revise to clarify whether to your knowledge Nasdaq has found a public interest concern related to other offerings that include warrants with zero exercise or similar features. In addition, revise your prospectus summary disclosure to provide appropriate discussion.

In response to the Staff’s comment, the Company has revised the prospectus summary and the risk factor on page 15 of the Amendment No. 1 to the Registration Statement accordingly.

Exhibits

3.	We note that the legal opinion filed as Exhibit 5.1 states that Conyers acted as special Cayman Islands legal counsel to you in connection with this registration statement for the offering of (i) up to 16,176,471 ordinary units (“Ordinary Units”) whereby each Ordinary Unit consists of one ordinary share, par value US$0.001 per share of the Company (the “Ordinary Share”), one Series A warrant to purchase one Ordinary Share (each a “Series A Warrant”, and, collectively, the “Series A Warrants”), and one Series B warrant to purchase one Ordinary Share (each a “Series B Warrant”, and, collectively, the “Series B Warrants”); and (ii) up to 16,176,471 pre-funded units (“Pre-Funded Units” and collectively with the Ordinary Units, the “Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share (each a “Pre-Funded Warrant,” and, collectively, the “Pre-Funded Warrants”) (the Pre-Funded Warrants, Series A Warrants and Series B Warrants collectively, the “Warrants”), one Series A Warrant and one Series B Warrant in lieu of the Ordinary Units where purchase of the Ordinary Units in the Offering would result in the relevant purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the outstanding Ordinary Shares immediately following the consummation of the Offering, if they so choose. However, we note that the Series A Warrants, Series B Warrants, Pre-Funded Warrants, and Ordinary Shares underlying the Ordinary Units, Series A Warrants, Series B Warrants, and Pre-Funded Warrants are also being registered. Please have counsel revise the legal opinion to reflect all the securities being registered in this registration statement or advise.

In response to the Staff’s comment, the Company has included a revised legal opinion as exhibit 5.1 of the Amendment No. 1 to the Registration Statement, which reflects all the referenced securities being registered.

4.	Please also have counsel revise the legal opinion to opine that the Ordinary Shares underlying the Units will be validly issued, fully paid and non-assessable when issued upon exercise of the Units. Refer to Section II.B.1.a and h. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has included a revised legal opinion as exhibit 5.1 of the Amendment No. 1 to the Registration Statement, which reflects the requested disclosure.

5.	Please file an opinion of counsel that opines that the Units and Warrants constitute binding obligations of the company. For guidance, please refer to Section II.B.1.f and h. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has included an additional legal opinion as exhibit 5.2 of the Amendment No. 1 to the Registration Statement, which reflects the requested disclosure.

If you have any questions or further comments regarding the Registration Statement, please contact me via email at project@globavend.com.

Very truly yours,

/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Director and CEO

c.c.:	Aaron M. Schleicher, Esq.

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